

June 5, 2014

Via E-mail
Christopher Missling, Ph.D.
Chief Executive Officer
Anavex Life Sciences Corp.
51 W. 52nd Street, 7th Floor
New York, NY 10019-6163

> **Re: Anavex Life Sciences Corp.**
> **Registration Statement on Form S-1**
> **Filed April 11, 2014**
> **Response dated May 22, 2014**
> **File No. 333-195225**

Dear Dr. Missling:

We have reviewed your May 22, 2014 response to our April 30, 2014 comment letter and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

1. We note your response to comment 4 and the proposed disclosure you have provided to address the comment. Please revise the sixth column of your table to provide the total value of the shares underlying the convertible note by multiplying the conversion price on the date of sale by the total number of shares the selling shareholders may receive under the convertible note.

2. Please revise your proposed tabular disclosure to reflect any provisions in the convertible note that could result in a change in the conversion price per share upon the occurrence of certain events. Please also identify any such provisions in the convertible note. In this regard, we note the disclosure in your Form 8-K filed March 19, 2014 with respect to the Securities Purchase Agreement indicating that the initial conversion price for the debentures is subject to adjustment for distributions payable in shares of common stock, subdivisions of outstanding shares of common stock into larger number of shares, combinations, and reclassification events.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Austin Stephenson at (202) 551-3192, Bryan Pitko at (202) 551-3203, or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ *Bryan J. Pitko* for

Jeffrey P. Riedler
Assistant Director

cc: Via E-Mail
Clayton E. Parker, Esq.
K&L Gates LLP